Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates LLC, respectively, on August 7, 2012. The transcripts that follow are transcripts of the videos referenced in the letter.

August 6, 2012

To Participants in Empire State Building Associates L.L.C. (“ESBA”)

Dear Fellow Participants:

We believe certain individuals are creating an environment of confusion through incorrect statements about ESBA and our proposed consolidation of properties and initial public offering (“IPO”). We thought it would be useful to present here in brief Q&A format important matters which are necessary to understand our proposal and are in the Form S-4 currently in review with the SEC.

First, there are some facts you should know:

•

Our proposal provides you the choice of tax-deferred operating partnership units (“OP Units”), taxable Class A shares, or a partially taxable combination of OP Units and Class B shares explained below. These are the same choices as the investors in the private entities and the Malkin family received. There is no further action required with either the Internal Revenue Service or the SEC for this option to be effective with our proposed transaction.

•

The portfolio of properties to be consolidated includes well-occupied, well-located, upgraded, award-winning properties with high quality tenants, strengthening operating performance, and potential for continued improvement. The properties other than the Empire State Building (“ESB”) have already been largely improved and have significant potential for improved performance.

•

We believe that there are many benefits you will receive from the diversification the consolidation will give you. Consolidation reduces your present risk in relying on a single building and provides a broader base for stable operations to pay you quarterly dividends. The Malkin family’s single largest economic interest is in ESB, we have no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for ESB standing alone.

•

A consolidation and IPO will offer you liquidity if and when you choose through a sale of part or all of your investment on either the New York Stock Exchange or another national securities exchange (subject to certain restrictions during the first 12 months explained below). To the extent you choose not to sell, you will receive dividends expected to be paid quarterly, and you can receive those dividends on the full value of your interest without having to sell any of your interest to pay taxes created by the transaction.

The preliminary Form S-4 includes a more detailed discussion of our proposed consolidation and the benefits that we believe will be realized by participants, including a discussion of the associated risks. We call your attention to these risks with respect to the anticipated benefits.

Now for our Q & A:

****************************

Will I be required to pay taxes on the consideration received in this transaction?

No, if you elect to receive OP Units.

You will have a choice of:

•	OP Units which are tax-deferred and do not include voting rights; or

•	Class A shares which are taxable and include voting rights.

If you choose tax-deferred OP Units, you may acquire the same voting rights as if you had chosen 100% Class A shares, by electing to receive 2% of your total consideration in taxable Class B shares.

These are the same options offered to the investors in the private entities and the Malkin family.

Will my distributions be lower as part of this transaction compared to staying just with an interest in ESB?

We believe your distributions will go up more over time as part of this transaction than if you stayed just with an interest in ESB.

When the Form S-4 is declared effective by the SEC and is mailed to you for the voting period, it will contain an estimated initial annual distribution per $1,000 original investment for the 12 months after the completion of the IPO (which is based on our estimated cash available for distribution for such period). You will be able to compare this estimated dividend to prior years’ distributions from ESBA.

Based on our experience with all the properties in the proposed consolidation, we believe your protection against downside risk and your potential for increased distributions will be greater as a REIT investor than as an ESBA participant. The Malkin family’s single largest economic interest is in ESB, we have no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for ESB standing alone.

Are there other benefits to an ESBA participant from the consolidation and IPO?

Yes. We believe the consolidation and IPO will provide you with significant benefits.

Combining the management and finances will create a unified balance sheet and we believe it will allow all properties to borrow less expensively and more efficiently. The REIT would be able to pursue growth opportunities, such as buying other attractive properties, and offering third party portfolio owners the opportunity to roll their holdings into the REIT in exchange for cash, stock, tax-deferred operating partnership units, or a combination of the above.

Corporate governance and operations will become more efficient and transparent. The proposed REIT’s board will be comprised of six independent directors and one inside director and will be accountable to all investors, including major institutional investors. Compensation, employment, acquisitions, and sales will all be governed by the board, including matters relating to compensation and employment of, and transactions between the REIT and, any member of the Malkin family, which will be controlled by independent directors.

We believe these are meaningful long-term benefits for all investors.

I was told ESB is nearly completely turned around, needs very little additional investment, and has upside with no risk. Is that true?

No.

ESB consists of 2.59 million square feet of office space, 163,000 square feet of retail, and 95,847 square feet of space and a tower dedicated to broadcasting operations. While its management transitioned from Helmsley-Spear, Inc. in August 2006, and the plans for its turnaround program were announced in October 2007, the program is not complete.

While the lobby has been restored, the observatory largely upgraded, and new leases concluded to new tenants for over 1.5 million square feet of office and retail space, the following facts remain:

•

To complete the comprehensive program for renovation and repositioning of ESB is expected to require additional capital at ESB of $195.0 million to $235.0 million through 2016 (without including costs for tenant improvements and leasing commissions on more than 1.0 million square feet of office space).

•

The portfolio-wide renovation and repositioning program at all the other properties proposed to be consolidated is expected to be substantially completed by the end of 2013, while the work and expense at ESB are anticipated to continue through 2016.

Additional ESBA related risks disclosed in the Form S-4 include risks of terrorist attack and competition to ESB’s observatory and broadcast operations from the new One World Trade Center observatory deck and broadcast antenna, as well as the existing broadcast operations at Four Times Square.

We are prepared for and addressing the remaining costs for improvements and leasing, as well as the security and competitive threats, but it is not accurate to say the ESB turnaround is near completion and the asset performance is assured with little additional expense and no risk.

I was told that it would be easy and just as good for the ESB to become a REIT on its own. Is that true?

No.

We believe, based on discussions we have had, that a single-asset REIT is not typical and that the universe of potential REIT investors (the great majority of which are institutional investors) would not react favorably to such a REIT. Moreover, a stand-alone ESB REIT – even if consented to– would have certain inherent risks and bear many of the same ongoing expenses of a publicly listed company without other properties to share them. We believe these expenses would make it less attractive to investors and diminish value to ESBA participants.

Our proposed consolidation provides asset diversity and ensures that existing portfolio management will not be operating properties outside the REIT which could be in conflict with the interests of the REIT and its stockholders. A stand-alone ESB REIT would have management which also continues to manage separate from the REIT the other assets they currently supervise, something which is frowned upon by institutional investors. We believe the same factors which appeal to institutional investors, including such property diversity and unconflicted management, will benefit our current investors.

Any ESB-only REIT would require the consent of ESBC which is controlled by the Malkin family and the Helmsley estate, which have consented only to the proposed consolidation and IPO described in the Form S-4 now on file with the SEC. Any future consent to an ESB-only REIT would require the consent of the Malkin family and the Helmsley estate or any party to which the Helmsley estate sells its interest as well as approval of the participants in ESBA pursuant to a consent solicitation that would need to be filed with, and subject to review of, the SEC.

Finally, any ESB-only REIT would require material additional expense, an allocation of value between ESBC and ESBA, and the allocation of value for the Malkin Holdings override from investors in ESBA. We feel confident such an allocation will not yield any different result than the allocations inherent in the current, proposed transaction and will require another full valuation process and cost for ESB.

I was told that the other properties are low quality. I heard one person say they were “junk.” Won’t those properties decrease the value of my investment?

No.

Our strategy for redevelopment of ESB was based on our prior successful redevelopment of the other 17 office and retail properties proposed to be part of the consolidation and IPO. Those properties have been recognized with industry awards, have only $39.0 million to $47.0 million of upgrades remaining, are well located, and have a roster of quality tenants including:

Office tenants: Aetna Life Insurance Company, Air Castle Advisor LLC, Ales Group USA, Inc., American Bureau of Shipping, Bank of Ireland, BP Energy, Carolina Herrera Ltd., Carrier Corporation, Chase Paymentech (a division of JPMorgan Chase Bank), Cisco Systems, Inc., CIT LLC, Citibank, N.A., a division of E-Bay, Crane Company, Elizabeth Arden, Inc., Equifax, Ernst & Young, Evolution Markets, LLC, Fairfield Maxwell Group, Fifth Street Capital, Inc., Forevermark US Inc., Gleacher Securities Group Inc., Hitachi Cable America Inc., IPREO Holdings LLC, Jefferies Group, Jones Lang LaSalle, JP Morgan Chase Bank, Legg Mason, LF USA, Inc., Liberty Mutual, Local Initiatives Support Corporation, Mariner Investment Group, Marketfish, Marubeni Specialty Chemicals Inc., Multiple Myeloma Research Foundation, National Indemnity Company, Nestle Holdings, Inc., Nokia, O’Connor Davies Munn & Dobbins, OCE-USA Holdings, Olympus Partners, OMI Group, Open Space Institute, Parkinson’s Disease Foundation, Pasternak Wine Imports, Pearson Education, Inc., Perseus Books Group, Pine Brook Road Partners, LLC, Reed Elsevier, Inc., Robert W. Baird, Inc., Rockwood Capital, LLC, SAP America, Inc., Stark Business Solutions, SunGard, SymphonyIRI Group, Tarter Krinsky & Drogin LLP, Thomson Reuters, Tourist Office of Spain, Universal Remote Control, US Renewables Group, and Warnaco.

Retail tenants: A&P, Allen Edmonds, Ann Taylor, AT&T, Au Bon Pain, Bank of America, N.A., Bank Santander (Sovereign Bank), Best Buy Mobile, Charles Schwab & Co., Chipotle Mexican Grill, Duane Reade (a division of Walgreen Co.), Ethan Allen, Food Emporium, FedEx/Kinko’s, GameStop, the Gap, HSBC, JP Morgan Chase Bank, Kate Spade, Loews Theatre, Lululemon, Men’s Wearhouse, Nike, Panera Bread, Pot Belly Sandwich Works, Sprint, Starbucks, Theory, TJ Maxx, and Walgreens.

Along with ESB, each of One Grand Central Place, 501 Seventh Avenue, 1359 Broadway, 1350 Broadway, First Stamford Place, Metro Center, 10 Bank Street, 383 Main Avenue and 500 Mamaroneck Avenue has received awards for excellence from the Building Owners and Management Association, the only national organization which gives out such awards.

We encourage you to visit each of http://vimeo.com/46883445 and http://vimeo.com/46881465 to view a video of these properties.

Is it true that ESB has more upside and I will lose that in the proposed consolidation and IPO?

No.

Duff & Phelps took into account the expected future performance of all of the properties in determining their exchange values. Including ESB’s office, retail, broadcast and observatory operations, ESB’s potential yielded the highest exchange value per square foot of any building in the portfolio—thus ESB was assigned approximately 60.3% of the total ownership of all the consolidated properties.

The exchange values of all properties will be updated in a final Duff & Phelps report to be included in the final Form S-4 based upon market conditions and property performance since the July 1, 2011 date of the preliminary exchange value report.

We encourage you to visit www.duffandphelps.com to learn more about this national leader in valuation, which was chosen to perform the exchange valuation. You should not consider information on this website to be a part of this letter.

I was told Malkin chose someone who would value the properties the way Malkin wanted them valued. How do I know the valuations are fair?

To produce the exchange values and render a fairness opinion, Malkin Holdings chose Duff & Phelps based upon its reputation and independence. Duff & Phelps is an internationally recognized firm with an excellent reputation which is well skilled in providing valuation services for a broad variety of real estate firms.

Duff & Phelps began by appraising the value of each of the 18 office and retail properties and the development site to be included in the REIT that would be created as part of the consolidation. Then, Duff & Phelps allocated such property’s value to each of the present entities holding an interest in that property, based in part on information and representations provided by Malkin Holdings LLC.

Valuation materials which Duff & Phelps provided to us have been filed in Appendices A, B and C to the Form S-4 which you can review, including the financial projections used by Duff & Phelps in its exchange valuation process for all the properties.

Who are the Malkins, what is Malkin Holdings, and what happened to Lawrence A. Wien and Wien & Malkin?

Malkin Holdings is the supervisor of all the properties proposed for the consolidation, representing over 80 years of real estate investment and supervision on behalf of investors.

It is the same legal entity as Wien & Malkin, having updated its name to Malkin Holdings in 2009—21 years after the death of Lawrence A. Wien in 1988. It has continued to be controlled and managed by members of the Wien family during that time.

Its Chairman, Peter L. Malkin, is Mr. Wien’s son-in-law, and was his partner for three decades and a co-purchaser of ESB with Mr. Wien and Harry B. Helmsley in 1961. Its President, Anthony E. Malkin, is Mr. Wien’s grandson, Peter L. Malkin’s son, and has been Peter L. Malkin’s partner for more than two decades.

Anthony E. Malkin with his management team, under the Chairmanship of Peter L. Malkin, is responsible for the reinvestment, turnaround, and/or acquisition of every property in the proposed consolidation and IPO.

What about all these lawsuits against the Malkins over this deal? There are five of them; doesn’t that mean the Malkins have done something wrong?

No.

Virtually all large deals get challenged in court. Indeed, according to the Economist, 96% of merger and acquisition transactions in 2011 over $500 million in value were the subject of litigation. The mere existence of a lawsuit does not suggest the claims have any validity whatsoever. We believe the allegations in these lawsuits are without merit, and are addressing them so the proposed consolidation and IPO can move forward for the benefit of all investors.

Can’t things just stay the way they are?

No.

Leona Helmsley’s estate must sell its interest in ESBA’s operating lessee, Empire State Building Company L.L.C. (“ESBC”). This is not an option – it is a requirement. The Helmsley estate’s interest and the Malkin family’s interest hold equal veto rights on decisions made by ESBC. ESBC decisions control property operation and use of cash flow, thus determining the amount of cash available for ESBA distributions.

If the IPO process is blocked, the Helmsley estate will have to find another way to liquidate its real estate holdings. In that case, the Helmsley estate could sell to a person or group which would then have such veto on decisions by ESBC, thereby creating the potential for stalemate and a resulting impairment of ESBA distributions.

Why doesn’t ESBA buy the Helmsley estate interest? Wouldn’t it be easy for ESBA to get a loan and do this itself?

No.

We are knowledgeable about the market for loans in general and for loans available to ESBA specifically. ESBA is reliant on basic and overage rent from ESBC to cover costs to service and repay loans. Because ESBC is entirely independent and not required to apply cash flow in such a way as to make any additional rent payment above its low basic rent, we believe ESBA would not be able to borrow the necessary amounts to acquire the Helmsley estate interest.

In addition, we believe that even if ESBA could borrow the necessary amounts, it would require a new consent from ESBA participants and/or the agreement of ESBC to join in the purchase, creating delay and potential disadvantage for ESBA compared to other bidders for the Helmsley estate interest. There is no assurance that ESBC, which is controlled by the Malkin family and the Helmsley estate, would agree to such a consent.

ESBA’s failure to conclude the purchase would also raise the prospect of a new purchaser of the Helmsley estate interest, which shares with the Malkin family interest a veto of all decisions by the operating lessee of ESB. Such a purchaser would have the power to influence significantly and control operations and, as a result, distributions to ESBA investors.

We think it is in ESBA’s interests to pursue the consolidation we have recommended.

*************************

We hope this Q&A format is helpful in addressing specific concerns. We welcome other questions you may have, and encourage you to reach out to us with your questions.

We believe the combination of multiple properties in a publicly traded REIT will benefit all ESBA participants with efficient, coordinated portfolio planning and decision-making by experienced officers and employees, as well as expected regular quarterly dividends based on the performance of a variety of properties — not just one property. In addition, those seeking to sell their current interests would soon have the ability to realize a true market price from a liquid security, traded on a national securities exchange, as they would be eligible to sell half of their investment six months after the IPO and the remainder after twelve months.

There are material risks and conflicts of interest associated with the consolidation. In addition, the preliminary filing of the Form S-4 includes a more detailed discussion of the tax consequences of the consolidation under the section entitled “U.S. Federal Income Tax Considerations.” You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the preliminary Form S-4 which has been filed with the SEC. We cannot guaranty that participants will receive the anticipated benefits from the consolidation.

There is no action you need to take until our Form S-4 is declared effective. We welcome the opportunity to answer questions you have. If you want to reach out to professionals who can answer your questions with firsthand knowledge of your investment and this proposed transaction, feel free to reach us through Ned H. Cohen at 212-850-2695 or ncohen@malkinholdings.com.

We look forward to continuing to communicate with you, and to addressing your questions, in the coming weeks as appropriate under the securities laws.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

                                         August 6, 2012

To Participants in 60 East 42nd St. Associates L.L.C. (“Associates”)

Dear Fellow Participants:

We thought it would be useful to present here in brief Q&A format important matters which are necessary to understand our proposed consolidation of properties and initial public offering (“IPO”) and are in the Form S-4 currently in review with the SEC.

First, there are some facts you should know:

•

Our proposal provides you the choice of tax-deferred operating partnership units (“OP Units”), taxable Class A shares, or a partially taxable combination of OP Units and Class B shares explained below. These are the same choices as the investors in the private entities and the Malkin family received. There is no further action required with either the Internal Revenue Service or the SEC for this option to be effective with our proposed transaction.

•

The portfolio of properties to be consolidated includes well-occupied, well-located, upgraded, award-winning properties with high quality tenants, strengthening operating performance, and potential for continued improvement. The properties other than the Empire State Building (“ESB”) have already been largely improved and have significant potential for improved performance.

•

We believe that there are many benefits you will receive from the diversification the consolidation will give you. Consolidation reduces your present risk in relying on a single building and provides a broader base for stability in operations to pay your quarterly dividends. The Malkin family has no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

•

A consolidation and IPO will offer you liquidity if and when you choose through a sale of part or all of your investment on either the New York Stock Exchange or another national securities exchange (subject to certain restrictions during the first 12 months explained below). To the extent you choose not to sell, you will receive dividends expected to be paid quarterly, and you can receive those dividends on the full value of your interest without having to sell any of your interest to pay taxes created by the transaction if you elect to receive OP Units.

The preliminary Form S-4 includes a more detailed discussion of our proposed consolidation and the benefits that we believe will be realized by participants, including a discussion of the associated risks. We call your attention to these risks with respect to the anticipated benefits.

Now for our Q & A:

****************************

Will I be required to pay taxes on the consideration received in this transaction?

No, if you elect to receive OP Units.

You will have a choice of:

•	OP Units which are tax-deferred and do not include voting rights; or

•	Class A shares which are taxable and include voting rights.

If you choose tax-deferred OP Units, you may acquire the same voting rights as if you had chosen 100% Class A shares, by electing to receive 2% of your total consideration in taxable Class B shares.

These are the same options offered to the investors in the private entities and the Malkin family.

Will my distributions be lower as part of this transaction compared to staying just with an interest in Associates?

We believe your distributions have a greater potential to go up more over time as part of this transaction than if you stayed just with an interest in Associates.

When the Form S-4 is declared effective by the SEC and is mailed to you for the voting period, it will contain an estimated initial annual distribution per $1,000 original investment for the 12 months after the completion of the IPO (which is based on our estimated cash available for distribution for such period). You will be able to compare this estimated dividend to prior years’ distributions in Associates.

Based on our experience with all the properties in the proposed consolidation, we believe your protection against downside risk and your potential for increased distributions will be greater as a REIT investor than as a participant in Associates. The Malkin family has no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

Are there other benefits to a participant in Associates from the consolidation and IPO?

Yes.

Combining the management and finances will create a unified balance sheet, and we believe it will allow all properties to borrow less expensively and more efficiently. The REIT would be able to pursue growth opportunities, such as buying other attractive properties and offering third party portfolio owners the opportunity to roll their holdings into the REIT in exchange for cash, stock, tax-deferred operating partnership units, or a combination of the above.

Corporate governance and operations will become more efficient and transparent. The proposed REIT’s board will be comprised of six independent directors and one inside director and will be accountable to all investors, including major institutional investors. Compensation, employment, acquisitions, and sales will all be governed by the board, including matters relating to compensation and employment of, and transactions between the REIT and, any member of the Malkin family, which will be controlled by independent directors.

We believe these are meaningful long-term benefits for all investors.

What is the quality of the other properties? Will those properties add to the value of my investment?

We believe they will add to the value of your investment.

We have had one strategy for redevelopment of the portfolio based on our prior successful redevelopments of office and retail properties proposed to be part of the consolidation and IPO. The properties have been recognized with industry awards, have limited upgrades remaining, are well located, and have a roster of quality tenants including:

Office tenants: Aetna Life Insurance Company, Air Castle Advisor LLC, Ales Group USA, Inc., American Bureau of Shipping, Bank of Ireland, BP Energy, Carolina Herrera Ltd., Carrier Corporation, Chase Paymentech (a division of JPMorgan Chase Bank), Cisco Systems, Inc., CIT LLC, Citibank, N.A., a division of E-Bay, Coty,

Crane Company, Elizabeth Arden, Inc., Equifax, Ernst & Young, Evolution Markets, LLC, Fairfield Maxwell Group, FDIC, Fifth Street Capital, Inc., Forevermark US Inc., Gleacher Securities Group Inc., Hitachi Cable America Inc., IPREO Holdings LLC, Jefferies Group, Jones Lang LaSalle, JP Morgan Chase Bank, Legg Mason, LF USA, Inc., Liberty Mutual, Local Initiatives Support Corporation, Mariner Investment Group, Marketfish, Marubeni Specialty Chemicals Inc., Multiple Myeloma Research Foundation, National Indemnity Company, Nestle Holdings, Inc., Nokia, O’Connor Davies Munn & Dobbins, OCE-USA Holdings, Olympus Partners, OMI Group, Open Space Institute, Parkinson’s Disease Foundation, Pasternak Wine Imports, Pearson Education, Inc., Perseus Books Group, Pine Brook Road Partners, LLC, Reed Elsevier, Inc., Robert W. Baird, Inc., Rockwood Capital, LLC, SAP America, Inc., Skanska, Stark Business Solutions, SunGard, SymphonyIRI Group, Tarter Krinsky & Drogin LLP, Thomson Reuters, Tourist Office of Spain, Universal Remote Control, US Renewables Group, and Warnaco.

Retail tenants: A&P, Allen Edmonds, Ann Taylor, AT&T, Au Bon Pain, Bank of America, N.A., Bank Santander (Sovereign Bank), Best Buy Mobile, Charles Schwab & Co., Chipotle Mexican Grill, Duane Reade (a division of Walgreen Co.), Ethan Allen, Food Emporium, FedEx/Kinko’s, GameStop, the Gap, HSBC, JP Morgan Chase Bank, Kate Spade, Loews Theatre, Lululemon, Men’s Wearhouse, Nike, Panera Bread, Pot Belly Sandwich Works, Sprint, Starbucks, Theory, TJ Maxx, and Walgreens.

Along with ESB, each of One Grand Central Place, 501 Seventh Avenue, 1359 Broadway, 1350 Broadway, First Stamford Place, Metro Center, 10 Bank Street, 383 Main Avenue and 500 Mamaroneck Avenue has received awards for excellence from the Building Owners and Management Association, the only national organization which gives out such awards.

We encourage you to visit each of http://vimeo.com/46883445 and http://vimeo.com/46881465 to view a video of these properties.

Does my property have more upside? Will I lose value in the proposed consolidation and IPO?

Duff & Phelps took into account the expected future performance of all of the properties in determining their exchange values.

The exchange values of all properties will be updated in a final Duff & Phelps report to be included in the final Form S-4 based upon market conditions and property performance since the July 1, 2011 date of the preliminary exchange value report.

We encourage you to visit www.duffandphelps.com to learn more about this national leader in valuation, which was chosen to perform the exchange valuation. You should not consider information on this website to be part of this letter.

How were the values determined for the properties to be consolidated in the roll-up?

To produce the exchange values and render a fairness opinion, Malkin Holdings chose Duff & Phelps based upon its reputation and independence. Duff & Phelps is an internationally recognized firm with an excellent reputation which is well skilled in providing valuation services for a broad variety of real estate firms.

Duff & Phelps began by appraising the value of each of the 18 office and retail properties and the development site to be included in the REIT that would be created as part of the consolidation. Then, Duff & Phelps allocated such property’s value to each of the present entities holding an interest in that property, based in part on information and representations provided by Malkin Holdings LLC.

Valuation materials which Duff & Phelps provided to us have been filed in Appendices A, B and C to the Form S-4 which you can review, including the financial projections used by Duff & Phelps in its exchange valuation process for all the properties.

Who are the Malkins, what is Malkin Holdings, and what happened to Lawrence A. Wien and Wien & Malkin?

Malkin Holdings is the supervisor of all the properties proposed for the consolidation, representing over 80 years of real estate investment and supervision on behalf of investors.

It is the same legal entity as Wien & Malkin, having updated its name to Malkin Holdings in 2009—21 years after the death of Lawrence A. Wien in 1988. It has continued to be controlled and managed by members of the Wien family during that time.

Its Chairman, Peter L. Malkin, is Mr. Wien’s son-in-law, and was his partner for three decades and a co-purchaser of ESB with Mr. Wien and Harry B. Helmsley in 1961. Its President, Anthony E. Malkin, is Mr. Wien’s grandson, Peter L. Malkin’s son, and has been Peter L. Malkin’s partner for more than two decades.

Anthony E. Malkin with his management team, under the Chairmanship of Peter L. Malkin, is responsible for the reinvestment, turnaround, and/or acquisition of every property in the proposed consolidation and IPO.

What about all these lawsuits against the Malkins over this deal? There are five of them; doesn’t that mean the Malkins have done something wrong?

No.

Virtually all large deals get challenged in court. Indeed, according to the Economist, 96% of merger and acquisition transactions in 2011 over $500 million in value were the subject of litigation. The mere existence of a lawsuit does not suggest the claims have any validity whatsoever. We believe the allegations in these lawsuits are without merit, and are addressing them so the proposed consolidation and IPO can move forward for the benefit of all investors.

*************************

We hope this Q&A format is helpful in addressing specific concerns. We welcome other questions you may have, and encourage you to reach out to us with your questions.

We believe the combination of multiple properties in a publicly traded REIT will benefit all participants with efficient, coordinated portfolio planning and decision-making by experienced officers and employees, as well as expected regular quarterly dividends based on the performance of a variety of properties — not just one property. In addition, those seeking to sell their current interests would soon have the ability to realize a true market price from a liquid security, traded on a national securities exchange, as they would be eligible to sell half of their investment six months after the IPO and the remainder after twelve months.

There are material risks and conflicts of interest associated with the consolidation. In addition, the preliminary filing of the Form S-4 includes a more detailed discussion of the tax consequences of the consolidation under the section entitled “U.S. Federal Income Tax Considerations.” You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the preliminary Form S-4 which has been filed with the SEC. We cannot guaranty that participants will receive the anticipated benefits from the consolidation.

There is no action you need to take until our Form S-4 is declared effective. We welcome the opportunity to answer questions you have. If you want to reach out to professionals who can answer your questions with firsthand knowledge of your investment and this proposed transaction, feel free to reach us through Ned H. Cohen at 212-850-2695 or ncohen@malkinholdings.com.

We look forward to continuing to communicate with you, and to addressing your questions, in the coming weeks as appropriate under the securities laws.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

August 6, 2012

To Participants in 250 West 57th St. Associates L.L.C. (“Associates”)

Dear Fellow Participants:

We thought it would be useful to present here in brief Q&A format important matters which are necessary to understand our proposed consolidation of properties and initial public offering (“IPO”) and are in the Form S-4 currently in review with the SEC.

First, there are some facts you should know:

•

Our proposal provides you the choice of tax-deferred operating partnership units (“OP Units”), taxable Class A shares, or a partially taxable combination of OP Units and Class B shares explained below. These are the same choices as the investors in the private entities and the Malkin family received. There is no further action required with either the Internal Revenue Service or the SEC for this option to be effective with our proposed transaction.

•

The portfolio of properties to be consolidated includes well-occupied, well-located, upgraded, award-winning properties with high quality tenants, strengthening operating performance, and potential for continued improvement. The properties other than the Empire State Building (“ESB”) have already been largely improved and have significant potential for improved performance.

•

We believe that there are many benefits you will receive from the diversification the consolidation will give you. Consolidation reduces your present risk in relying on a single building and provides a broader base for stability in operations to pay your quarterly dividends. The Malkin family has no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

•

A consolidation and IPO will offer you liquidity if and when you choose through a sale of part or all of your investment on either the New York Stock Exchange or another national securities exchange (subject to certain restrictions during the first 12 months explained below). To the extent you choose not to sell, you will receive dividends expected to be paid quarterly, and you can receive those dividends on the full value of your interest without having to sell any of your interest to pay taxes created by the transaction if you elect to receive OP Units.

The preliminary Form S-4 includes a more detailed discussion of our proposed consolidation and the benefits that we believe will be realized by participants, including a discussion of the associated risks. We call your attention to these risks with respect to the anticipated benefits.

Now for our Q & A:

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Will I be required to pay taxes on the consideration received in this transaction?

No, if you elect to receive OP Units.

You will have a choice of:

•	OP Units which are tax-deferred and do not include voting rights; or

•	Class A shares which are taxable and include voting rights.

If you choose tax-deferred OP Units, you may acquire the same voting rights as if you had chosen 100% Class A shares, by electing to receive 2% of your total consideration in taxable Class B shares.

These are the same options offered to the investors in the private entities and the Malkin family.

Will my distributions be lower as part of this transaction compared to staying just with an interest in Associates?

We believe your distributions have a greater potential to go up more over time as part of this transaction than if you stayed just with an interest in Associates.

When the Form S-4 is declared effective by the SEC and is mailed to you for the voting period, it will contain an estimated initial annual distribution per $1,000 original investment for the 12 months after the completion of the IPO (which is based on our estimated cash available for distribution for such period). You will be able to compare this estimated dividend to prior years’ distributions in Associates.

Based on our experience with all the properties in the proposed consolidation, we believe your protection against downside risk and your potential for increased distributions will be greater as a REIT investor than as a participant in Associates. The Malkin family has no plan to sell any of our interests, and we believe the potential benefits of the combined portfolio are greater than for any property standing alone.

Are there other benefits to a participant in Associates from the consolidation and IPO?

Yes.

Combining the management and finances will create a unified balance sheet, and we believe it will allow all properties to borrow less expensively and more efficiently. The REIT would be able to pursue growth opportunities, such as buying other attractive properties and offering third party portfolio owners the opportunity to roll their holdings into the REIT in exchange for cash, stock, tax-deferred operating partnership units, or a combination of the above.

Corporate governance and operations will become more efficient and transparent. The proposed REIT’s board will be comprised of six independent directors and one inside director and will be accountable to all investors, including major institutional investors. Compensation, employment, acquisitions, and sales will all be governed by the board, including matters relating to compensation and employment of, and transactions between the REIT and, any member of the Malkin family, which will be controlled by independent directors.

We believe these are meaningful long-term benefits for all investors.

What is the quality of the other properties? Will those properties add to the value of my investment?

We believe they will add to the value of your investment.

We have had one strategy for redevelopment of the portfolio based on our prior successful redevelopments of office and retail properties proposed to be part of the consolidation and IPO. The properties have been recognized with industry awards, have limited upgrades remaining, are well located, and have a roster of quality tenants including:

Office tenants: Aetna Life Insurance Company, Air Castle Advisor LLC, Ales Group USA, Inc., American Bureau of Shipping, Bank of Ireland, BP Energy, Carolina Herrera Ltd., Carrier Corporation, Chase Paymentech (a division of JPMorgan Chase Bank), Cisco Systems, Inc., CIT LLC, Citibank, N.A., a division of E-Bay, Coty,

Crane Company, Elizabeth Arden, Inc., Equifax, Ernst & Young, Evolution Markets, LLC, Fairfield Maxwell Group, FDIC, Fifth Street Capital, Inc., Forevermark US Inc., Gleacher Securities Group Inc., Hitachi Cable America Inc., IPREO Holdings LLC, Jefferies Group, Jones Lang LaSalle, JP Morgan Chase Bank, Legg Mason, LF USA, Inc., Liberty Mutual, Local Initiatives Support Corporation, Mariner Investment Group, Marketfish, Marubeni Specialty Chemicals Inc., Multiple Myeloma Research Foundation, National Indemnity Company, Nestle Holdings, Inc., Nokia, O’Connor Davies Munn & Dobbins, OCE-USA Holdings, Olympus Partners, OMI Group, Open Space Institute, Parkinson’s Disease Foundation, Pasternak Wine Imports, Pearson Education, Inc., Perseus Books Group, Pine Brook Road Partners, LLC, Reed Elsevier, Inc., Robert W. Baird, Inc., Rockwood Capital, LLC, SAP America, Inc., Skanska, Stark Business Solutions, SunGard, SymphonyIRI Group, Tarter Krinsky & Drogin LLP, Thomson Reuters, Tourist Office of Spain, Universal Remote Control, US Renewables Group, and Warnaco.

Retail tenants: A&P, Allen Edmonds, Ann Taylor, AT&T, Au Bon Pain, Bank of America, N.A., Bank Santander (Sovereign Bank), Best Buy Mobile, Charles Schwab & Co., Chipotle Mexican Grill, Duane Reade (a division of Walgreen Co.), Ethan Allen, Food Emporium, FedEx/Kinko’s, GameStop, the Gap, HSBC, JP Morgan Chase Bank, Kate Spade, Loews Theatre, Lululemon, Men’s Wearhouse, Nike, Panera Bread, Pot Belly Sandwich Works, Sprint, Starbucks, Theory, TJ Maxx, and Walgreens.

Along with ESB, each of One Grand Central Place, 501 Seventh Avenue, 1359 Broadway, 1350 Broadway, First Stamford Place, Metro Center, 10 Bank Street, 383 Main Avenue and 500 Mamaroneck Avenue has received awards for excellence from the Building Owners and Management Association, the only national organization which gives out such awards.

We encourage you to visit each of http://vimeo.com/46883445 and http://vimeo.com/46881465 to view a video of these properties.

Does my property have more upside? Will I lose value in the proposed consolidation and IPO?

Duff & Phelps took into account the expected future performance of all of the properties in determining their exchange values.

The exchange values of all properties will be updated in a final Duff & Phelps report to be included in the final Form S-4 based upon market conditions and property performance since the July 1, 2011 date of the preliminary exchange value report.

We encourage you to visit www.duffandphelps.com to learn more about this national leader in valuation, which was chosen to perform the exchange valuation. You should not consider information on this website to be part of this letter.

How were the values determined for the properties to be consolidated in the roll-up?

To produce the exchange values and render a fairness opinion, Malkin Holdings chose Duff & Phelps based upon its reputation and independence. Duff & Phelps is an internationally recognized firm with an excellent reputation which is well skilled in providing valuation services for a broad variety of real estate firms.

Duff & Phelps began by appraising the value of each of the 18 office and retail properties and the development site to be included in the REIT that would be created as part of the consolidation. Then, Duff & Phelps allocated such property’s value to each of the present entities holding an interest in that property, based in part on information and representations provided by Malkin Holdings LLC.

Valuation materials which Duff & Phelps provided to us have been filed in Appendices A, B and C to the Form S-4 which you can review, including the financial projections used by Duff & Phelps in its exchange valuation process for all the properties.

Who are the Malkins, what is Malkin Holdings, and what happened to Lawrence A. Wien and Wien & Malkin?

Malkin Holdings is the supervisor of all the properties proposed for the consolidation, representing over 80 years of real estate investment and supervision on behalf of investors.

It is the same legal entity as Wien & Malkin, having updated its name to Malkin Holdings in 2009—21 years after the death of Lawrence A. Wien in 1988. It has continued to be controlled and managed by members of the Wien family during that time.

Its Chairman, Peter L. Malkin, is Mr. Wien’s son-in-law, and was his partner for three decades and a co-purchaser of ESB with Mr. Wien and Harry B. Helmsley in 1961. Its President, Anthony E. Malkin, is Mr. Wien’s grandson, Peter L. Malkin’s son, and has been Peter L. Malkin’s partner for more than two decades.

Anthony E. Malkin with his management team, under the Chairmanship of Peter L. Malkin, is responsible for the reinvestment, turnaround, and/or acquisition of every property in the proposed consolidation and IPO.

What about all these lawsuits against the Malkins over this deal? There are five of them; doesn’t that mean the Malkins have done something wrong?

No.

Virtually all large deals get challenged in court. Indeed, according to the Economist, 96% of merger and acquisition transactions in 2011 over $500 million in value were the subject of litigation. The mere existence of a lawsuit does not suggest the claims have any validity whatsoever. We believe the allegations in these lawsuits are without merit, and are addressing them so the proposed consolidation and IPO can move forward for the benefit of all investors.

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We hope this Q&A format is helpful in addressing specific concerns. We welcome other questions you may have, and encourage you to reach out to us with your questions.

We believe the combination of multiple properties in a publicly traded REIT will benefit all participants with efficient, coordinated portfolio planning and decision-making by experienced officers and employees, as well as expected regular quarterly dividends based on the performance of a variety of properties — not just one property. In addition, those seeking to sell their current interests would soon have the ability to realize a true market price from a liquid security, traded on a national securities exchange, as they would be eligible to sell half of their investment six months after the IPO and the remainder after twelve months.

There are material risks and conflicts of interest associated with the consolidation. In addition, the preliminary filing of the Form S-4 includes a more detailed discussion of the tax consequences of the consolidation under the section entitled “U.S. Federal Income Tax Considerations.” You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the preliminary Form S-4 which has been filed with the SEC. We cannot guaranty that participants will receive the anticipated benefits from the consolidation.

There is no action you need to take until our Form S-4 is declared effective. We welcome the opportunity to answer questions you have. If you want to reach out to professionals who can answer your questions with firsthand knowledge of your investment and this proposed transaction, feel free to reach us through Ned H. Cohen at 212-850-2695 or ncohen@malkinholdings.com.

We look forward to continuing to communicate with you, and to addressing your questions, in the coming weeks as appropriate under the securities laws.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

Malkin Properties Video Transcript

•	ESRT logo: Presenting Malkin Properties’ Premier Commercial Property Portfolio

•	[Greater NY Metro-area Map:]

•	103-107 Main Street

•	66-69 Main Street

•	MerrittView

•	Metro Center

•	Metro Tower

•	First Stamford Place

•	Ten Bank Street

•	500 Mamaroneck Avenue

•	[Midtown Manhattan Map:]

•	The Gotham

•	1010 Third Avenue

•	250 West 57th Street

•	77 West 55th Street

•	One Grand Central Place

•	501 Seventh Avenue

•	1400 Broadway

•	1359 Broadway

•	1350 Broadway

•	1333 Broadway

•	112 West 34th Street

•	Empire State Building

•	10 Union Square

•	Four generations of prudent, successful real estate investment & asset management

•	Pre-War Trophy Manhattan Office Buildings

•	Best-In-Class Suburban Office Properties

•	Premier Retail Properties in 24/7 Locations

•	Every building is located at or near a major transportation hub

•	Long-term ownership with financial strength

•	Committed to sustainable business practices and energy efficient innovation

•	We have completed over $800 million of a $1.5 billion portfolio capital investment program

•	Experienced, disciplined, forward-looking

•	Proactive, hands-on ownership and business management

•	Tenant satisfaction is our number one priority

•	Exceptional service & amenities

•	Offering the widest range of spaces on the market

•	Thousands of tenants call these buildings home

•	Thank you for giving us the opportunity to compete for your business.

•	Performance for Today. Perspective for Tomorrow.

•	ESRT logo.

W&H Properties Video Transcript

•	ESRT logo: W&H Properties® – Manhattan’s Premier Pre-War Trophy Portfolio

•	Empire State Building \ One Grand Central Place \ 250 West 57th Street

•	112 West 34th Street \ 501 Seventh Avenue \ 1333 Broadway

•	1350 Broadway \ 1359 Broadway \ 1400 Broadway

•	Every building is located at or near a major Midtown transportation hub [Midtown Manhattan Map]:

•	250 West 57th Street

•	One Grand Central Place

•	1400 Broadway

•	501 Seventh Avenue

•	1359 Broadway

•	1350 Broadway

•	1333 Broadway

•	Empire State Building

•	112 West 34th Street

•	In a vibrant 24/7 environment

•	Long-term financially strong ownership committed to sustainability

•	We have completed nearly $800 million of a $1.25 billion portfolio capital investment program

•	Responsive, 24-hour tenant-focused on-site management

•	Offering the widest range of spaces on the market

•	Full floors

•	Pre-builts

•	Tenant build-outs

•	Sustainable

•	Experienced, disciplined, forward-looking

•	We deliver on our promises

•	Thank you for giving us the opportunity to compete for your business.

•	ESRT logo.